

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2024

Harry Simeonidis
Chief Executive Officer
Intelligent Bio Solutions Inc.
142 West 57th Street, 11th Floor
New York, NY 10019

> **Re: Intelligent Bio Solutions Inc.**
> **Registration Statement on Form S-3**
> **Filed March 4, 2024**
> **File No. 333-277642**

Dear Harry Simeonidis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Richie at 202-551-7857 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Ralph V. De Martino